[BRANTLEY CAPITAL LETTERHEAD]

March 28, 2003

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
450 Fifth St., NW
Washington, DC 20549

Re: Brantley Capital Corporation Registration Statement on Form N-2 (File No. 333-68900)

Ladies and Gentlemen:

     Pursuant to the requirements of Rule 477 under the Securities Act of 1933, as amended, Brantley Capital Corporation (the “Company”) hereby requests that the Securities and Exchange Commission (“SEC”) consent to the withdrawal of the Company’s Registration Statement on Form N-2 (File No. 333-68900) filed on September 4, 2001, as amended on October 26, 2001 and January 10, 2002 (the “Registration Statement”).

     The Company is withdrawing the Registration Statement because it does not intend to conduct the offering of securities contemplated in the Registration Statement at this time. The Registration Statement has not been declared effective, and none of the Company’s securities were sold in connection with the offering previously contemplated to be made under the Registration Statement.

     Please forward copies of the order consenting to the withdrawal of the Registration Statement to the undersigned at Brantley Capital Corporation, 3201 Enterprise Parkway, Suite 350, Cleveland, Ohio 44122 and to Cynthia M. Krus, Sutherland Asbill & Brennan LLP, 1275 Pennsylvania Ave., Washington, DC 20004.

     If you have any questions regarding this letter, please contact our counsel, Cynthia M. Krus of Sutherland Asbill & Brennan LLP at 202-383-0218.

Sincerely,

/s/ Tab A. Keplinger Tab A. Keplinger Chief Financial Officer